Grant F. Adamson Chief Governance Officer Telecopier: (512) 434-3750 e-mail: GrantAdamson@templeinland.com

December 10, 2007

Ms. Jessica Barberich

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C. 20549

Re:	Forestar Real Estate Group LLC (“Forestar”)
Amended Registration Statement on Form 10
File No. 001-33662

Dear Jessica:

Thank you very much for arranging Friday afternoon’s call. In response to our discussions during that call, we are providing the following materials for your review and consideration:

1.	Pages from the Information Statement pertinent to the discussion of our mineral interests, including pages that have been revised to reflect our discussions on Friday.
2.

A cross-reference sheet that lists the disclosure requirements of SFAS Nos. 19 and 69 and Guide 2 indicating where the respective disclosure is located in the Information Statement. Where we felt it would be helpful, we have summarized our analysis of certain issues in the cross-reference sheet.

3.	Further information and an analysis of our capitalized costs related to the mineral interests, which supports our conclusion that no adjustment to our accounting for these interests is necessary.

We believe these materials are responsive to all of the concerns you expressed on the call on Friday and in earlier discussions. We are in a position to file Amendment No. 5 to the Form 10 with a request for acceleration as soon as you agree we may do so.

As we have emphasized recently, it is imperative that we reach agreement regarding this issue as soon as possible. The timing for our transaction is at a critical point and any further delay at this point could have consequences to the companies involved, our employees, and our investors. We fervently hope you can promptly review this information and respond to us as quickly as possible. If you have any questions or need any additional information, please contact us immediately. We are available to work with you to resolve this matter at your earliest convenience.

Very truly yours,

/s/ Grant F. Adamson

Grant F. Adamson
Chief Governance Officer

1300 South MoPac Expressway Austin, Texas 78746 Tel 512.434.3745

FORESTAR REAL ESTATE GROUP INC.

Additional Information about Our Mineral Interest

On pages 41 through 43 of the Information Statement we provide information about our mineral interests, and on page 43 we provide a summary by state and by status. Following our discussion on Friday, we were able to locate and review some of the older records pertaining to our mineral interests. Additional information about our owned oil and gas mineral interests follows:

•

Texas - - 244,000 mineral acres. We own the mineral and surface rights to about 120,000 acres, and we own only the mineral rights to about 124,000 acres, the related surface rights were disposed of years ago. Substantially all 244,000 mineral acres were acquired prior to 1959. As a result, we are not able to determine if or how costs were allocated to these mineral interests at the dates of acquisition. However, if any costs were allocated they would have been fully amortized or recovered before the earliest period presented in the Information Statement. At year-end 2006, 80,000 of the mineral acres were leased to or held by production by third parties of which leases for 28,000 acres were entered into in 2006, 17,000 acres in 2005 and 17,000 acres in 2004.

•

Louisiana - - 121,000 mineral acres and related surface rights were acquired in 1986 and 1996 in connection with the purchase of timberlands. In the aggregate, about $11 million of the purchase price was allocated to the acquired mineral rights at the dates of acquisition, based on estimates of relative fair values. These amounts were fully amortized by 2002. At year-end 2006, 12,000 of the mineral acres were leased to or held by production by third parties of which leases for 3,000 acres were entered into in 2006, 500 acres in 2005 and 1,000 acres in 2004.

•

Alabama and Georgia - - 257,000 mineral acres and related surface rights were acquired in 1988 in connection with the purchase of timberlands. At the date of acquisition, no value was assigned to the mineral rights based on estimates of relative fair values (a key factor being the historical lack of oil and gas exploration activity in those states at that time). Through year-end 2006, we have never leased any of these mineral acres.

Our understanding from our call is that if costs were originally allocated to the mineral interests at the date of acquisition, there was no need to perform further analysis of any costs related to interests leased in 2006, 2005 and 2004. As described above, we know that at the dates of acquisition of our mineral interests in Louisiana, Alabama and Georgia, we allocated costs to the acquired mineral interests based on estimates of relative fair values. These costs were appropriately accounted for in subsequent years and were fully amortized prior to 2002. As result, no further analysis of the costs related to these interests is warranted.

In Texas we do not know if or how costs were allocated to mineral interests at the dates of acquisition. While it is obvious that any effect from this can no longer be material to our financial statements, as agreed we performed a further analysis of the Texas acres leased in 2006, 2005 and 2004. Our objective was to estimate costs that might be allocable to these mineral interests at the time they were leased to third parties and to determine the effect, if any, that this would have on our results of operations and financial position. As a point of reference, the carrying value of our Texas surface rights to which we have mineral interests is less than $165 per acre. A summary of the estimated capitalized costs that would be allocable to the leased interests and as a result reduce reported pre-tax income through the cost recovery method by year follows:

Year	Highest Estimate	Mid-Point	Lowest Estimate
	(In thousands)
2004	$234	$117	$23
2005	$156	$78	$16
2006	$323	$161	$32

Our estimates of the allocable costs were based on our experiences in the Louisiana acquisitions.

As a result of this analysis, we believe that any allocation of costs to these mineral interests leased in these years would not have a material effect on financial position at year-end 2006 or 2005 and would not have a material effect on our results of operations or cash flow for the years 2006, 2005 and 2004. This view is shared by Ernst & Young.

Based on this further analysis, we believe there are no adjustments required to our accounting for our mineral interests.

FORESTAR REAL ESTATE GROUP

OIL AND GAS DISCLOSURE CROSS-REFERENCE SHEET

Disclosure Requirement	Pronouncement	Comments
FINANCIAL STATEMENT DISCLOSURES

Method of accounting for costs incurred in oil and gas producing activities and the manner of disposing of capitalized costs related to those activities.	FAS 69, par. 6	Disclosed in Note 1 on page F-9

Aggregate capitalized costs relating to oil and gas producing activities and the aggregate amount of the related accumulated depreciation, depletion, amortization, and valuation allowances. Separate disclosure by asset categories often may be appropriate.

	FAS 69, par. 18	All costs were previously amortized or cost recovered in prior periods. See Note 1 on page F-9 and Note 17 on page F-25 – F-26.

Separately disclose aggregate capitalized costs of unproved properties, if significant.	FAS 69, par. 19	See above.

Capitalized costs of support equipment and facilities may be disclosed separately or included, as appropriate, with capitalized costs of proved and unproved properties.	FAS 69, par. 19	See above. Note 1 on page F-9 discloses that we do not incur these costs

Separately disclose proportional share of net capitalized costs relating to oil and gas producing activities of equity investees.	FAS 69, par. 20	Disclosure does not apply because we do not have equity investees with exploration and production activities

Total costs (both capital and expense) for: (a) property acquisition, (b) exploration and (c) development	FAS 69, par.21

Note 1 on Page F-9 discloses that we do not incur exploration and development costs and that as of the periods presented there were no capitalized acquisition costs or expenses. Note 17 on page F-25 – F-26 discloses that all costs were previously amortized or cost recovered in prior periods.

Acquisition costs of proved properties, if significant, shall be disclosed separately from the costs of acquiring unproved properties.	FAS 69, par. 22	Disclosure does not apply because we do not have any remaining capitalized costs

Proportional share of equity investees cost incurred shall be disclosed separately in the aggregate and for each geographic area.	FAS 69, par. 23	Disclosure does not apply because we have no equity investees with exploration and production activities

The following information should be presented:	FAS 69, par. 24
Revenues.		Disclosed in Note 17 on page F-25 – F-26
Production (lifting) costs.		We do not incur production costs
Exploration expenses (successful efforts)		We do not incur exploration costs
Depreciation, depletion, and amortization and valuation provisions.		Mineral acquisition costs have been fully amortized and/or cost recovered
Income tax expenses.		Disclosed in Note 17 on page F-25 – F-26
Results of operations for oil and gas producing activities (excluding corporate overhead and interest costs).		Disclosed in Note 17 on page F-25 – F-26

Proportional share of the results of operations for oil and gas producing activities of equity investees shall be separately disclosed in the aggregate and by each geographic area.	FAS 69, par. 29	Disclosure does not apply because we have no equity investees with exploration and production activities

Total proved reserves:
Beginning and end of the year net quantities.	FAS 69, par. 10	Disclosure does not apply because we do not have any reserve information and our lessees do not make such information available to us. See page 41, Note 1 on page F-9, and Note 17 on page F-25 – F-26.

Detailed reconciliation of changes in net quantities during the year with the following separately shown and with appropriate explanation of significant changes:

•     Revisions of previous estimates

•     Improved recovery. (If not significant, include in revisions of previous estimates)

•     Purchases of minerals in place

•     Extensions and discoveries

•     Production

•     Sales of minerals in place.

	FAS 69, par. 11	See above

Net quantities of proved developed reserves as of the beginning and end of year.	FAS 69, par. 10	See above

Year-end quantities of oil and gas subject to purchase under long-term supply, purchase, or similar agreements and contracts, including such agreements with governments or authorities, where the enterprise participates in the operations or otherwise serves as the producer. Also, net quantities received under the agreements during the year should be disclosed.

	FAS 69, par. 13	Disclosure does not apply because we do not have these agreements.

Proportional interest in net proved reserves of equity investees as of the end of the year shall be disclosed separately.	FAS 69, par. 14	Disclosure does not apply because we do not have equity investees with exploration and production activities

If reserves relating to royalty interests owned are omitted from reserve quantities because the information is not available, that fact and the enterprise's share of oil and gas produced for those royalty interests during the year should be disclosed.

	FAS 69, par. 10	Disclosed on page 41, in Note 1 on page F-9, and in Note 17 on page F-25 – F-26.

If a significant portion of the reserve quantities at the end of the year is attributable to a consolidated subsidiary(ies) in which there is a significant minority interest, that fact and the approximate portion should be disclosed.

	FAS 69, par. 14	Disclosure does not apply because we do not have reserve information and none of our mineral interests are owned by a consolidated subsidiary with a minority interest.

If all of the enterprise’s proved reserves are located within its home country, that fact should be disclosed.	FAS 69, par. 12

Disclosure does not apply because we have no information about proved reserves. However, we have disclosed the location of our mineral interests on pages 41 and 43, and in Note 17 on pages F-25 – F-26.

Important economic factors or significant uncertainties affecting the particular components of proved reserves.	FAS 69, par. 16

To the extent this disclosure relates to proved reserves, it does not apply because we do not have reserve information. However, on page 43 we disclose that oil and gas revenues can be impacted by prices of crude and natural gas and in Note 17 on pages F-25 – F-26 we disclose various economic risks that may impact our royalty income.

If a government restricts disclosure of reserve estimates for properties under its authority or of amounts under long-term supply, purchase, or similar arrangements or contracts, or if the government requires disclosure of reserves other than proved, identify that country and indicate either the exclusion of amounts from the reported reserve quantities or the inclusion of amounts other than proved, whichever is applicable.

	FAS 69, par. 17	Disclosure does not apply because we do not have reserve information.

If proved reserves include coal bed methane gas which are deemed producible only as a consequence of existing U.S. tax incentives, disclose the specific quantities and values of proved reserves that are dependent on existing U.S. tax policy together with any other information necessary to inform readers of the risks attendant with any future change to existing U.S. tax policy.

	Topic 12.G	Disclosure does not apply because we do not have reserve information.

Standardized measure disclosures	FAS 69, par. 30-34	Because the standardized measure is based on the enterprise's interest in proved reserves and we do not have such information, the disclosure does not apply.

In addition to the disclosures required for all oil and gas producers, full cost companies must disclose the following by cost center (i.e., on a country-by-country basis), except that the grouping of cost centers that are not significant in the aggregate is permissible:

	S-X, Rule 4-10(c)(7)	We utilize the successful efforts method of accounting as disclosed in Note 1 on page F-9.

NON-FINANCIAL STATEMENT DISCLOSURES

If reserve estimates filed with any Federal authority or agency since the beginning of the last fiscal year differ by more than five percent from the total reserve estimates in this SEC filing, the enterprise should disclose:

	Guide 2, item 2	Disclosure does not apply because we do not have reserve information.

If the difference does not exceed five percent, state that fact.	Guide 2, item 2	Disclosure does not apply because we do not have reserve information.

If no reserve estimates were filed with any other Federal authority or agency, state that fact.	Guide 2, item 2	Disclosure does not apply because we do not have reserve information.

The average sales price (including transfers) per unit of oil produced and of gas produced.	Guide 2, item 3	Disclosed on page 42.

The average production cost (lifting cost) per unit of production.	Guide 2, item 3	Disclosure does not apply because we do not incur these costs.

Required as of a reasonably current date or as of the end of the most recent fiscal year for the same geographic areas for which production data are required.	Guide 2, item 4	Disclosure does not apply because we do not own wells related to our royalty interests. Also, the Guide 2 definitions for wells and acres are by reference to working interests, not royalty interests.
Gross and net productive oil wells.		See above.
Gross and net productive gas wells.		See above.
Gross and net developed acres.		See above.
The number of wells with multiple completions (in a footnote to the above data).		See above.
For those unusual situations in which gross and net data cannot be supplied, the enterprise should provide an adequate description of productive wells and acreage.

See above. Also, disclosure does not apply because “productive wells” are defined as “producing wells” and “wells capable of production.” We have no information regarding the latter. However, we disclose the number of producing wells in which we have royalty interests on page 42.

Undeveloped Acreage- Required as of a reasonably current date or as of the end of the most recent fiscal year by appropriate geographic area.	Guide 2, item 5
Amounts of gross and net undeveloped acreage, including both leases and concessions.		Disclosure does not apply because the Guide 2 definitions for acres are by reference to working interests, not royalty interests. However, we have disclosed our net acres owned on pages 42-43.
An indication of acreage concentrations.		Disclosed on pages 41-43.

The minimum remaining terms of leases and concessions, if material.		We disclose on page 42 that most leases are for 3 years; however, the lessee determines the actual term of the lease by either paying delay rentals or drilling a producing well.

Drilling Activity- Required for each of the last three fiscal years by appropriate geographic areas.	Guide 2, item 6	Disclosure does not apply because we do not drill any wells.
The number of net productive exploratory wells drilled.		See above
The number of net dry exploratory wells drilled.		See above
The number of net productive development wells drilled		See above
The number of net dry development wells drilled.		See above

Present Activities- Required as close to the date of filing as possible or as of the end of the most recent fiscal year by appropriate geographic area.	Guide 2, item 7	Disclosure does not apply because we do not drill any wells, install waterfloods, conduct pressure maintenance operations or any similar activities.

A description of present activities, including the number of wells in process of drilling (including wells temporarily suspended), water floods in process of installation, pressure maintenance operations, and any other related operations of material importance.

	Guide 2, item 7	See above

If the registrant is obligated to provide a fixed and determinable quantity of oil or gas in the future under existing contracts or agreements, the following information should be furnished as to current and future reserves.

	Guide 2, item 8	Disclosure does not apply because we do not have any delivery commitments. All remuneration for our royalty interests is paid to us in cash.